Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Effective Amendment No. 1 to the Registration Statement of Soligenix, Inc. on Form S-1 (No. 333-271049) to be filed on or about March 21, 2025 of our report dated March 21, 2025, with respect to our audit of the consolidated financial statements as of December 31, 2024 and 2023 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.  We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ Cherry Bekaert LLP

CHERRY BEKAERT LLP
Tampa, Florida
March 21, 2025